

16003682

ON

SEC
Mail Pr ce**ANNUAL AUDITED REPORT**
~~~ion **FORM X-17A-5**
Feb 2 5 2016 **PART III**

Washington DC

SEC FILE NUMBER
8-65199

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2015_____AND ENDING_____12/31/2015_____
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dividend Capital Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

518 17th Street, 17th Floor
                                    (No. and Street)

Denver   Co   80202
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Charles Murray   303-228-2200

                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    KPMG, LLP

                              (Name – *if individual, state last, first, middle name*)

1225 17th Street, Suite 800   Denver   Co   80202
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    X Certified Public Accountant

        Public Accountant

        Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)   **Potential persons who are to respond to the collection of**
                               information contained in this form are not required to respond
                               unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Charles Murray</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Dividend Capital Securities, LLC</u> , as of <u>December 31</u> , 2015_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

Designated Principal
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
   (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
   (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
   (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
   (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Statement of Financial Condition

December 31, 2015

Assets

Cash	$	6,139,832
Accounts receivable – related parties		1,466,599
Other assets		384,344
Total assets	$	7,990,775

Liabilities and Member's Equity

Liabilities:		
Accounts payable and other accruals ($111,494 due to related parties)	$	1,623,279
Accrued commissions and bonuses		2,994,070
Accrued commissions		602,372
Other liabilities		164,268
Total liabilities		5,383,989
Member's equity		2,606,786
Total liabilities and member's equity	$	7,990,775

See accompanying notes to financial statements.

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Statement of Operations and Member's Equity

Year ended December 31, 2015

Revenue:		
Dealer manager fees – related parties	$	19,830,435
Marketing fees – related parties		7,382,485
Total revenue		27,212,920
Expenses:		
Commissions		7,603,033
Payroll related		5,591,869
Office and overhead ($1,482,596 paid to related parties)		1,949,189
Marketing and travel		16,427,423
General and administrative		649,522
Total expenses		32,221,036
Net loss		(5,008,116)
Member's equity, beginning of year		2,589,902
Capital contributions from Member		5,025,000
Member's equity, end of year	$	2,606,786

See accompanying notes to financial statements.

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Statement of Cash Flows

Year ended December 31, 2015

Cash flows from operating activities:	
Net loss	$ (5,008,116)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Increase in accounts receivable – related parties	(1,139,275)
Decrease in other assets	493,169
Increase in accounts payable and other accruals	1,220,695
Decrease in other liabilities	(90,299)
Increase in accrued commissions and accrued commissions and bonuses	1,714,853
Net cash used in operating activities	(2,808,973)
Cash flows from financing activities:	
Capital contributions from Member	5,025,000
Net cash provided by financing activities	5,025,000
Net increase in cash	2,216,027
Cash, beginning of year	3,923,805
Cash, end of year	$ 6,139,832

See accompanying notes to financial statements.

(1) Organization

Dividend Capital Securities LLC (the Company) is a wholly owned subsidiary of Dividend Capital Securities Group LLLP (DCSG or Member). The Company was formed as a limited liability company on December 20, 2001, under the laws of the State of Colorado. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). During 2015, the Company conducted business primarily as a broker-dealer to offer shares of Dividend Capital Diversified Property Fund Inc. (DPF) and Industrial Property Trust Inc. (IPT), both of which are related parties. DPF's public offering of up to $3.0 billion in shares of common stock commenced on July 12, 2012. DPF commenced a follow-on offering of up to $1.0 billion in shares of common stock on September 16, 2015, immediately following the end of the initial offering. IPT's public offering of up to $2.0 billion in shares of common stock commenced on July 24, 2013.

The Company has obtained a commitment letter from DCSG that it will continue to provide equity funding for the Company's operations through at least February 22, 2017, if needed.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c) Cash

The Company's cash is a financial instrument that is exposed to concentrations of credit risk. The Company invests its cash with high quality federally insured institutions. Cash balances with any one institution may exceed federally insured limits or may be invested in non-federally insured money market accounts from time to time. The Company has not realized any losses in such cash investments or accounts and believes it is not exposed to any significant credit risk.

(d) Income Taxes

The Company is treated as a single member limited liability company and, as such, is disregarded as a separate entity for federal and, to the extent possible, applicable state income tax purposes. Accordingly, the tax effects of the Company flow through to DCSG, the sole member. The sole member of the Company is a limited liability limited partnership, which is also a nontaxable entity and flows through its pro rata share of its taxable income to the tax returns of the individual partners.

(Continued)

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than fifty percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

As of December 31, 2015, there were no uncertain tax positions for which it is reasonably possible that amounts will change in the next 12 months. The earliest tax year open to examination by state or federal taxing authorities is 2012.

(e) *Revenue Recognition*

The Company earns dealer manager fees for managing the offerings of DPF's and IPT's common shares. Revenue is also earned from commissions where the Company is the broker-dealer of record for security transactions upon consummation of the sale of the securities. Revenue from commissions is reported net of commission expense as the Company acts as an agent in the transaction. Dealer manager fees are earned upon the consummation of the sale of securities. Marketing fees and reimbursements are recognized as income when the fees are earned and become due and payable.

(3) Dealer Manager Fees

The Company has a Dealer Manager Agreement with DPF to sell shares of the common stock of DPF (the DPF Shares) under DPF's primary and follow-on public offerings, which included shares pursuant to DPF's Distribution Reinvestment Plan (DRIP). DPF will pay the Dealer Manager a dealer manager fee for managing and coordinating the offering, working with participating broker-dealers and providing sales and marketing assistance, part of which may be re-allowed to participating broker-dealers. The dealer manager fee accrues daily in an amount equal to $1/365^{th}$ of 0.60% of the NAV per share for each of the Class A and Class W shares and an amount equal to $1/365^{th}$ of 0.10% of the NAV per share for the Class I shares for such day on a continuous basis from year to year. DPF will pay the Dealer Manager a distribution fee for selling shares in the offering and for ongoing stockholder services, part of which may be re-allowed to participating broker-dealers. The distribution fee accrues daily in an amount equal to $1/365^{th}$ of 0.50% of the NAV per share for each of the Class A shares.

The Company has a Dealer Manager Agreement with IPT to sell shares of the common stock of IPT (the IPT Shares) under IPT's first public offering, which included shares pursuant to IPT's Distribution Reinvestment Plan (DRIP). IPT will pay the Company a dealer manager fee of 2.5% of gross proceeds of IPT Class A share common stock and 2% of gross proceeds of IPT Class T share common stock sold in the primary offering, for managing and coordinating the offering, working with participating broker-dealers and providing sales and marketing assistance, part of which may be re-allowed to participating broker-dealers. IPT will pay the Dealer Manager a distribution fee for selling shares in the offering and for ongoing stockholder services, part of which may be re-allowed to participating broker-dealers. The distribution fee accrues daily in an amount equal to $1/365^{th}$ of 1.0% of the current gross offering price per share for each of the Class T shares.

(4) Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or $6\frac{2}{3}\%$ of aggregate indebtedness, whichever is greater, not to exceed aggregate indebtedness to net capital ratio of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1 to aggregate indebtedness. At December 31, 2015, the Company had regulatory net capital of $2,109,661, which was $1,750,728 in excess of its minimum net capital requirement of $358,933. At December 31, 2015, the aggregate indebtedness to net capital ratio was 2.6 to 1.

(5) Related-Party Transactions

The Company has an agreement with Overhead Services, Inc. (OSI), a related party, which requires the Company to pay allocated expenses from OSI, including: payroll-related expenses, office supplies, rent, insurance, taxes, and other ordinary administrative expenses. The overhead expenses are allocated to the relevant entities, including the Company, according to the headcount associated with each entity. The Company incurred $1,482,596 of these related-party expenses for the year ended December 31, 2015, which are included in office and overhead expense in the accompanying Statement of Operations and Member's Equity. Additionally, all revenue earned by the Company is from related parties (note 3). The following summarizes the related party revenue for the year ended December 31, 2015:

Dealer Manager and Distribution Fees. The Company recognized $19,268,998 of dealer manager and distribution fees from IPT and $561,437 of dealer manager and distribution fees from DPF.

Organization and Offering Reimbursements. The Company recognized $4,002,377 of reimbursements for organization and offering expenses from Industrial Property Advisors LLC (IPA) which is presented as marketing fees-related parties in the Statement of Operations and Member's Equity.

Other Reimbursements. The Company recognized $1,945,154 of reimbursements for payroll related expenses from Dividend Capital Total Advisors LLC (DCTA), $50,301 of reimbursements for direct expenses from DPF, $189,540 of reimbursements for direct expenses from IPA, $202,223 of reimbursements for payroll related expenses from Gran Ciudad and $992,890 of reimbursements for direct expenses from Industrial Income Advisors LLC (IIA), all of which are presented as marketing fees-related parties in the Statement of Operations and Member's Equity.

(6) Rule 15c3-3

The Company is exempt from Rule 15c3-3 under Subsection k(2)(i) of the Securities and Exchange Act of 1934. Under this exemption, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

(7) Subsequent Events

The Company has evaluated subsequent events through February 22, 2016, the date the financial statements were available to be issued. This evaluation determined that there are no subsequent events that necessitated disclosure and/or adjustments.

(Continued)

DIVIDEND CAPITAL SECURITIES LLC

(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Computation of Net Capital under Rule 15c3-1

December 31, 2015

Net capital:		
Member's equity	$	2,606,786
Less nonallowable assets:		
Accounts receivable – related parties, net of allowable portion		112,781
Other assets		384,344
Net capital		2,109,661
Minimum required net capital (greater of $5,000 or 6⅔% of aggregate indebtedness of $5,383,989)		358,933
Capital in excess of minimum requirements	$	1,750,728

The computation of net capital in conjunction with Form X-17A-5, as of December 31, 2015, as filed on January 27, 2016, does not differ from the computation under Rule 15c3-1, as calculated above.

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Computation for Determination of Reserve Requirements and PAB Accounts Reserve Requirements Under Rule 15c3-3

December 31, 2015

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(i) of the Rule.

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2015

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(i) of the Rule.

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Financial Statements and Supplementary Information

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition – December 31, 2015	2
Statement of Operations and Member's Equity – Year ended December 31, 2015	3
Statement of Cash Flows – Year ended December 31, 2015	4
Notes to Financial Statements	5
Schedule I – Computation of Net Capital under Rule 15c3-1 – December 31, 2015	8
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 – December 31, 2015	9
Schedule III – Information for Possession or Control Requirements Under Rule 15c3-3 – December 31, 2015	10



KPMG LLP
Suite 800
1225 17th Street
Denver, CO 80202-5598

Report of Independent Registered Public Accounting Firm

The Member
Dividend Capital Securities LLC:

We have audited the accompanying statement of financial condition of Dividend Capital Securities LLC (the Company) as of December 31, 2015, and the related statements of operations and member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dividend Capital Securities LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Denver, Colorado
February 22, 2016

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

SEC
SECURITIES INVESTOR PROTECTION CORPORATION
Processing
P.O. Box 92185 Washington, D.C. 20090-2185
Section
202-371-8300
General Assessment Reconciliation

FEB 25 2016
For the fiscal year ended __12/31/2015__

(Read carefully the instructions in your Working Copy before completing this Form)

Washington TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member Address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
065199 FINRA DEC
DIVIDEND CAPITAL SECURITIES LLC
518 17TH STREET
17TH FLOOR
DENVER, CO 80202-4130
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Bauerle 303-953-3898

2. A. General Assessment (item 2e from page 2) $ 27,498

   B. Less payment made with SIPC-6 filed (**exclude interest**) ((7,496))
      7/23/2015
      _____Date Paid

   C. Less prior overpayment applied (0)

   D. Assessment balance due or (overpayment) 20,002

   E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

   F. Total assessment balance and interest due (or overpayment carried forward) $ 20,002

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 20,002

   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dividend Capital Securities, LLC.
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 17 day of February , 20 16 .

Vice President - Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2015
and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) ... $ 27,212,920

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ... 0

(2) Net loss from principal transactions in securities in trading accounts. ... 0

(3) Net loss from principal transactions in commodities in trading accounts. ... 0

(4) Interest and dividend expense deducted in determining item 2a. ... 0

(5) Net loss from management of or participation in the underwriting or distribution of securities. ... 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ... 0

(7) Net loss from securities in investment accounts. ... 0

Total additions ... 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ... 0

(2) Revenues from commodity transactions. ... 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ... 0

(4) Reimbursements for postage in connection with proxy solicitation. ... 0

(5) Net gain from securities in investment accounts. ... 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ... 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ... (5,291,560)

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Marketing Support Fees ... (10,922,041)

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. ... $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). ... $ 0

Enter the greater of line (i) or (ii) ... 0

Total deductions ... (16,213,601)

2d. SIPC Net Operating Revenues ... $ 10,999,319

2e. General Assessment @ .0025 ... $ 27,498

(to page 1, line 2.A.)

2

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments.* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

    (a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

    (b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses,

and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e) (4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope or wire the payment to:
Bank Name: Citibank, New York
Swift: CITIUS33
ABA#: 021000089
Account Number: 30801482
Address: 111 Wall Street, New York, New York 10043 USA
On the wire Identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC	FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated	NYSE, Arca, Inc.	
CHX	Chicago Stock Exchange, Incorporated	NASDAQ OMX PHLX	
		SIPC	Securities Investor Protection Corporation

Dividend Capital Securities
2015 SIPC 7
Detail of Marketing Support to Registered Broker Dealers

Description	Amount
12/31/15 YTD IPT Marketing Support	10,545,619
12/31/15 YTD IPT Reallowance of Distribution Fees	147,624
12/31/15 YTD DPF Marketing Support/Reallowance of Dealer Manager Fees	228,798
Grand Total	**10,922,041**

Note: See attached schedules for details of Registered Broker Dealers to which fees were paid

Broker Dealer	2015 IPT Marketing Support Paid Through 6/30/15	7/31/2015	8/31/2015	9/30/2015	10/31/2015	11/30/2015	12/31/2015	Grand Total
Ameriprise Financial Services, Inc.	851,241	120,214	181,357	63,526	249,615	808,312	2,033,305	
AXA Advisors, LLC	51,852	3,140	9,971	7,100	3,630	7,070	38,819	
Berthel Fisher & Company	3,572	750	-	1,350	839	916	3,575	
Cetera Advisors	5,310	2,797	2,859	-	1,778	32,066	13,594	
Cetera Advisor Networks	9,162	7,725	450	1,013	675	11,809	8,255	
Cetera Investment Services LLC	28,293	6,225	13,541	6,405	3,921	41,138	22,558	
Cetera Financial Specialists LLC	-	1,500	-	-	-	-	1,200	
First Allied Securities	14,580	10,005	4,650	3,750	2,400	5,314	8,460	
Girard Securities	2,100	465	150	-	-	752	2,145	
Hilliard Lyons	67,516	10,530	21,336	6,070	11,211	217,013	42,651	
Invest Financial	25,591	3,531	8,317	1,780	3,752	11,545	6,549	
Investment Centers of America	2,660	2,850	7,120	6,475	2,490	1,000	1,600	
Investment Professionals Inc	7,069	1,000	200	1,100	590	510	5,386	
Investment Planners	-	-	-	-	-	-	550	
JP Turner & CO	1,695	-	150	-	-	-	-	
Kalos Financial	3,350	794	-	-	1,196	932	529	
Lincoln Financial Advisors Corporation	305,091	44,126	50,176	22,864	55,792	196,334	187,704	
Lincoln Financial Securities Corporation	27,263	10,380	6,285	7,895	7,770	28,914	29,134	
LPL Financial	1,221,030	122,499	78,016	17,945	61,125	160,713	364,487	
Commonwealth Financial Network	102,223	18,333	41,757	16,631	12,927	57,491	43,355	
NFP Advisor Services, LLC	46,997	6,010	10,247	4,216	8,621	59,699	47,737	
NFP Securities, Inc.	-	-	-	-	-	-	-	
National Planning Corp	74,684	19,559	27,260	8,926	13,657	51,786	19,824	
ONESCO Equity Sales	63,593	4,945	15,278	2,965	4,829	35,622	31,630	
Cambridge Investment Research, Inc.	41,536	2,535	2,405	1,935	7,836	26,493	24,196	
Infinex Financial Group	46,257	4,314	3,152	1,780	6,799	59,693	21,592	
VSR Financial Services	13,002	2,850	600	1,380	1,295	16,796	10,200	
Capital Investment Group, Inc	3,644	20	35	165	5,252	5,490	4,645	
Kovack Securities, Inc.	150	-	-	-	-	1,550	1,990	
Royal Alliance Associates, Inc.	32,359	2,215	4,875	1,150	2,744	19,818	33,845	
Essex National Securities	18,882	-	250	-	-	19,071	7,850	
Fintegra, LLC	13,070	-	-	-	-	-	-	
Independent Financial Group	8,208	1,750	2,665	586	1,682	4,149	3,879	
FSC Securities Corporation	30,339	5,470	2,665	3,120	1,720	7,788	9,883	
MetLife Securities	60,694	10,204	9,355	6,165	9,828	22,498	35,291	
Capital Investment Brokerage, Inc	750	-	-	-	-	6,981	400	
SagePoint Financial, Inc.	42,266	2,701	5,664	4,490	1,747	35,392	21,459	
Investacorp	1,102	50	1,900	313	981	7,063	3,034	
New England Securities Corp	-	-	-	-	-	-	-	
Securities America	45,141	13,570	3,850	4,440	2,750	26,098	46,603	
Securities Service Network, Inc.	16,437	500	-	-	710	3,814	3,075	
SII Investments	80,313	17,455	9,703	4,630	9,103	12,803	12,562	
Signator Investors	750	2,500	-	42	473	675	3,000	
Woodbury Financial Services, Inc.	11,405	400	2,908	220	900	450	1,550	
US Bancorp Investments	26,520	5,380	4,120	4,098	8,245	143,952	41,152	
Wayne Hummer Investments, LLC	2,800	950	400	-	-	2,009	3,824	
Lincoln Investment Planning	-	-	-	-	-	25,017	10,734	
Sterne Agee & Leach	-	-	-	-	-	350	-	
Sterne Agee Financial Services	-	-	-	-	-	864	4,140	
Summit Brokerage Services	-	-	-	-	-	8,955	2,325	
Voya Financial Advisors Inc	-	-	-	-	-	250	2,786	
Woodbury Financial Services	-	-	-	-	-	450	-	
Total IPT Marketing Support Paid	3,410,497	470,242	531,002	214,524	508,881	2,187,404	3,223,070	10,545,619

424B3 1 d580445d424b3.htm 424B3

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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-184126

$2,000,000,000 Maximum Offering
$2,000,000 Minimum Offering
$2,000 Minimum Purchase



Industrial Property Trust Inc. is a newly organized company formed to make investments in income producing real estate assets consisting primarily of high-quality distribution warehouses and other industrial properties that are leased to creditworthy corporate customers. We are externally managed by Industrial Property Advisors LLC, or the "Advisor." We intend to qualify as a real estate investment trust, or "REIT," for federal income tax purposes. This is a best efforts offering, which means that Dividend Capital Securities LLC, or the "Dealer Manager," will use its best efforts but is not required to sell any specific amount of shares. This is a continuous offering that will end no later than July 24, 2015, unless extended for up to an additional one and a half year period. The offering price was arbitrarily determined by our board of directors. Subject to certain exceptions, you must initially invest at least $2,000 in shares of our common stock. If we do not sell $2,000,000 in shares before July 24, 2014, this offering will terminate and your funds, which will be held in an interest-bearing escrow account, will be returned promptly to you.

We are an "emerging growth company" under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in shares of our common stock involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See "Risk Factors" beginning on page 22. These risks include, among others:

- We have no prior operating history and there is no assurance that we will be able to achieve our investment objectives;
- We are subject to risks related to owning real estate, including changes in economic, demographic and real estate market conditions, as well as the current severe dislocations in the U.S. and global capital and real estate markets. Therefore, the amount of distributions we may pay to you in the future, if any, is uncertain, there is no guarantee of any return on your investment in us and you may lose the amount you invest;
- Because our charter does not require us to pursue a transaction to provide liquidity to our stockholders, there is no public trading market for shares of our common stock and there are limits on the ownership, transferability and redemption of shares of our common stock, which will significantly limit the liquidity of your investment, you must be prepared to hold your shares for an indefinite length of time;
- This is a blind pool offering; we have not identified any specific investments to make with the proceeds of this offering. You will not have the opportunity to evaluate all of the investments we will make with the offering proceeds prior to purchasing shares of our common stock;
- We may change our investment policies without stockholder notice or consent, which could result in investments that are different from those described in this prospectus;
- This is a "best efforts" offering and if we are unable to raise substantial funds, then we will be more limited in our investments;
- Distributions may be paid from sources other than cash flows from operating activities, such as cash flows from financing activities, which may include net proceeds from primary shares sold in this offering and borrowings (including borrowings secured by our assets). Some or all of our future distributions may be paid from these sources as well as proceeds from the sales of assets, proceeds from the issuance of shares pursuant to our distribution reinvestment plan, cash resulting from a waiver or deferral of fees, and interest income from our cash balances. There is no limit on distributions that may be made from these sources. To the extent we pay distributions from sources other than our cash flows from operating activities, we may have less funds available for the acquisition of properties, and your overall return may be reduced.
- We expect to compete with certain affiliates of direct or indirect owners of the sponsor of this offering for investments, and certain of those entities will have priority with respect to certain investment opportunities. The Advisor and its affiliates face conflicts of interest as a result of compensation arrangements, time constraints, competition for investments and for tenants and the fact that we do not have arm's length agreements with our Advisor or any other affiliates of our sponsor, which could result in actions that are not in your best interests;
- If we terminate our agreement with the Advisor, we may be required to pay significant fees to our sponsor, which will reduce cash available for distribution to you; and
- If we fail to qualify as a REIT, it would adversely affect our operations and our ability to make distributions to our stockholders.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. In addition, the Attorney General of the State of New York has not passed on or endorsed the merits of this offering. Any representation to the contrary is unlawful. The use of forecasts in this offering is prohibited. Any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in our common stock is not permitted.

	PRICE TO PUBLIC[1]	COMMISSIONS[1]	PROCEEDS TO COMPANY BEFORE EXPENSES[3]
Primary Offering Per Share of Common Stock	$ 10.00	$ 0.95	$ 9.05
Total Minimum[2]	$ 2,000,000	$ 190,000	$ 1,810,000
Total Maximum[2]	$1,500,000,000	$ 142,500,000	$ 1,357,500,000
Distribution Reinvestment Plan Offering Share of Common Stock	$ 9.50	$ 0.00	$ 9.50
Total Maximum	$ 500,000,000	$ 0.00	$ 500,000,000
Total Maximum Offering (Primary and Distribution Reinvestment Plan)[2]	$2,000,000,000	$ 142,500,000	$ 1,857,500,000

[1] Assumes we sell $1,500,000,000 in the primary offering and $500,000,000 pursuant to our distribution reinvestment plan.
[2] Includes a sales commission of up to 7.0% per share and a dealer manager fee of up to 2.5% per share. See "Plan of Distribution." The Dealer Manager is an entity related to the Advisor. Sales commissions and dealer manager fee may be reduced or eliminated in or for the account of certain categories of purchasers.
[3] Proceeds are calculated before reimbursing the Advisor for paying other distribution-related costs and cumulative organization and offering expenses in the amount of up to $40,000,000, or 2.0% of aggregate gross offering proceeds from the sale of shares in the primary offering and the distribution reinvestment plan.

The date of this prospectus is August 14, 2013.

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The State of Ohio requires that subscriptions from Ohio residents may not be released from escrow until subscriptions for shares totaling at least $7,000,000 have been received from all sources. We are not permitted to accept a subscription for shares of our common stock until at least five business days after the date you receive the final prospectus, as declared effective by the SEC, as supplemented and amended. If we accept your subscription, our transfer agent will mail you a confirmation.

Investors whose subscriptions are accepted will be deemed admitted as stockholders of ours on the day upon which their subscriptions are accepted. The escrow agent will deliver the subscription funds to us and they will be held in trust for the benefit of investors and will be used only for the purposes set forth in this prospectus. Following release of the funds from the escrow and before they are applied as set forth in this prospectus, offering proceeds may be placed in short-term, low-risk interest bearing investments, including obligations of, or obligations guaranteed by, the U.S. Government or bank money market accounts or certificates of deposit of national or state banks that have deposits insured by the Federal Deposit Insurance Corporation which can be readily sold or otherwise disposed of for cash.

Compensation Paid for Sales of Shares

Prior to the commencement of this offering, we entered into a dealer manager agreement with our Dealer Manager which sets forth the following compensation arrangements in connection with this offering.

Subject to the provisions for a reduction of the sales commission described below, we will pay the Dealer Manager a sales commission of up to 7.0% of the gross proceeds we raise from the sale of shares in the primary offering, all of which may be reallowed to participating broker dealers who are members of FINRA. We will also pay the Dealer Manager a Dealer Manager fee of 2.5% of the gross offering proceeds we raise from the sale of shares in the primary offering for managing and coordinating the offering, working with participating broker dealers and providing sales and marketing assistance, part of which may be reallowed to participating broker dealers. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of the shares of our common stock. We will not pay a sales commission or a Dealer Manager fee on shares purchased pursuant to our distribution reinvestment plan.

We will also pay the Advisor up to 2.0% of the aggregate gross offering proceeds from the sale of shares in our public offerings, including shares issued pursuant to our distribution reinvestment plan, to reimburse the Advisor for paying the cumulative organization expenses and expenses of our public offerings, including legal, accounting, printing and other expenses related to the distribution of our offerings, and for paying to the Dealer Manager, participating broker dealers and servicing broker dealers expense reimbursements, marketing support fees, and bona fide due diligence expense reimbursements, as described below, but only to the extent that the Advisor has paid such expenses. The Advisor or an affiliate of the Advisor will be responsible for such cumulative organization and offering expenses of our public offerings to the extent that the total of such cumulative expenses exceeds this 2.0% organization and offering expense reimbursement from our public offerings, without recourse against or reimbursement by us.

From the 2.0% organization and offering expense reimbursement, the Advisor will pay up to 0.5% of the gross offering proceeds we raise from the sale of shares in the primary offering (which is equivalent to 0.4% of the aggregate gross offering proceeds from the sale of shares in the primary offering and our distribution reinvestment plan) to reimburse the Dealer Manager, participating broker dealers and servicing broker dealers on a non-accountable basis for their out-of-pocket expenses related to the distribution of the offering, including fees and costs associated with attending or sponsoring conferences. The non-accountable expense reimbursement will be deemed additional underwriting compensation. From the 0.5% non-accountable expense reimbursement or the dealer manager fee paid to the Dealer Manager, the Dealer Manager, in its sole discretion, may approve the payment of a marketing support fee to participating broker dealers based upon consideration of prior or projected volume of sales, the amount of marketing assistance and level of marketing support provided by such participating broker dealer in the past and the level of marketing support to be provided in this offering. The Advisor will use the remainder of the 2.0% organization and offering expense reimbursement to pay the other cumulative organization and offering expenses of our offerings, as described above.

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Moreover, to the extent that shares are sold in the primary offering with a reduced sales commission as a result of a volume or other discount, as described below, the Advisor may reimburse the Dealer Manager's, participating broker dealers' and servicing broker dealers' non-accountable expenses related to the distribution of the offering in excess of the 0.5% non-accountable expense reimbursement described above, without recourse against or reimbursement by us, so long as the total amount of reimbursement of non-accountable expenses of the Dealer Manager, participating broker dealers and servicing broker dealers does not exceed 3.0% of gross offering proceeds we raise from the sale of shares in the primary offering and the aggregate of all compensation payable to FINRA members participating in this offering does not exceed 10% of gross offering proceeds we raise from the sale of shares in the primary offering.

Under FINRA rules, the aggregate of all compensation payable to FINRA members participating in this offering (including any servicing broker dealers) will not exceed 10.0% of gross offering proceeds we raise from the sale of shares in the primary offering, including the sales commissions, dealer manager fees and reimbursement of the Dealer Manager's, participating broker dealers' and servicing broker dealers' expenses and the marketing support fee (except for reimbursement of bona fide due diligence expenses as described below). The Dealer Manager will monitor the aggregate amount of underwriting compensation that we pay in connection with this offering in order to ensure we comply with the underwriting compensation limits of applicable FINRA rules described above. No underwriting compensation will be paid in connection with shares purchased pursuant to the distribution reinvestment plan.

In order to show the estimated maximum underwriting compensation payable in connection with this offering, the following table assumes that we sell all $1,500,000,000 in shares of our common stock in the primary offering and that all shares are sold with the highest possible 7.0% sales commission:

	Per Share	%	Maximum Amount
Public Offering Price per share	$ 10.00	—	$1,500,000,000
Dealer Manager Fee	$ 0.25	2.5%	$ 37,500,000
Participating Broker Dealer Commission	$ 0.70	7.0%	$ 105,000,000
Marketing Support Fee/Expenses*	$ 0.05	0.5%	$ 7,500,000
Total Fees, Commissions, and Expenses**	$ 1.00	10.0%	$ 150,000,000

*   Includes the marketing support fee and reimbursement of out-of-pocket expenses that may be paid by the Advisor. Also includes payments by the Advisor and affiliates of the Advisor to the Dealer Manager for salaries and bonuses of certain employees of the Dealer Manager while participating in this offering.

**   The Dealer Manager, participating broker dealers and servicing broker dealers may also be reimbursed for bona fide due diligence expenses.

The bona fide due diligence expenses of the Dealer Manager, participating broker dealers and servicing broker dealers that are included in the organization and offering expenses may include legal fees, travel, lodging, meals and other reasonable out-of-pocket expenses incurred by participating dealers, servicing broker dealers and their personnel when visiting our office to verify information related to us and this offering and, in some cases, reimbursement of the allocable share of out-of-pocket internal due diligence personnel of the participating dealer or servicing broker dealer conducting due diligence on the offering. Reimbursement of bona fide due diligence expenses is contingent upon the receipt by the Dealer Manager of an invoice or a similar such itemized statement from the participating broker dealers or servicing broker dealers that demonstrates the actual due diligence expenses incurred by that broker dealer. Subject to certain limitations in our agreements, we have agreed to indemnify the Dealer Manager and participating broker dealers and the Dealer Manager and participating broker dealers have agreed to severally indemnify us, our officers and our directors against certain liabilities in connection with this offering, including liabilities arising under the Securities Act. However, the SEC and some state securities commissions take the position that indemnification against liabilities arising under the Securities Act is against public policy and is unenforceable.

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424B3 1 d59017d424b3.htm FORM 424(B)(3)

Table of Contents

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-197767

$1,000,000,000 Maximum Offering of Class A, Class W and Class I Shares of Common Stock



DIVIDEND CAPITAL
DIVERSIFIED PROPERTY FUND

Dividend Capital Diversified Property Fund Inc. is an externally managed real estate investment trust, or REIT, that invests in a diverse portfolio of real properties and real estate-related debt and securities. As of June 30, 2015, we had total gross investments with an estimated fair value of approximately $2.3 billion (calculated in accordance with our valuation procedures), comprised of approximately $2.2 billion in gross investments in real property and approximately $56.5 million in net debt-related investments. As of June 30, 2015, we had invested in a total of 58 operating properties located in 20 geographic markets in the United States, aggregating approximately 9.5 million net rentable square feet. We are managed by Dividend Capital Total Advisors LLC, or the "Advisor." We are not a mutual fund and do not intend to register as an investment company under the Investment Company Act of 1940, as amended.

We are offering on a continuous basis up to $1,000,000,000 of shares of our common stock, consisting of up to $750,000,000 of shares in our primary offering and up to $250,000,000 of shares pursuant to our distribution reinvestment plan. We are offering to the public three classes of shares of our common stock: Class A shares, Class W shares and Class I shares. The share classes have different selling commissions and ongoing fees and expenses. As of August 28, 2015, we had outstanding 141,277,709 shares of our unclassified common stock, which we refer to herein as "Class E" shares, 1,415,518 shares of Class A common stock, 1,388,606 shares of Class W common stock and 22,000,604 shares of Class I common stock, held respectively by 27,055, 182, 223 and 2,267 stockholders.

We are offering to sell any combination of Class A, Class W and Class I shares with a dollar value up to the maximum offering amount. The per share purchase price varies from day to day and equals, for each class of common stock, our net asset value or "NAV" for such class, divided by the number of shares of that class outstanding as of the end of business each day, plus, for Class A shares sold in the primary offering only, applicable selling commissions. Subject to certain exceptions, you must initially invest at least $2,000 in shares of our common stock. This is a best efforts offering, which means that Dividend Capital Securities LLC, or the "Dealer Manager," the underwriter of this offering and an entity related to the Advisor, will use its best efforts but is not required to sell any specific amount of shares.

We do not intend to list our shares of common stock for trading on an exchange or other trading market. In an effort to provide our stockholders with liquidity in respect of their investment in our shares, we have adopted a limited share redemption program whereby stockholders may request that we redeem all or any portion of their shares. The redemption price per share for each class of common stock equals the NAV per share for such class on the date of redemption. Subject to limited exceptions, Class A, Class W or Class I shares redeemed within 365 days of the date of purchase are subject to a short-term trading discount equal to 2% of the gross proceeds otherwise payable with respect to the redemption.

Investing in shares of our common stock involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See "Risk Factors" beginning on page 31. These risks include, among others:

- There is no public trading market for shares of our common stock, and we do not anticipate that there will be a public trading market for our shares, so redemption of shares by us will likely be the only way to dispose of your shares.
- Our Class A, Class W and Class I share redemption program generally imposes a quarterly cap on aggregate net redemptions of our Class A, Class W and Class I share classes equal to the amount of shares of such classes with a value of up to 5% of the aggregate NAV of the outstanding shares of such classes as of the last day of the previous quarter. We may also amend, suspend or terminate our share redemption program at any time. As a result, our shares have only limited liquidity and may become illiquid.
- A portion of the proceeds received in this offering is intended to be used to redeem Class E shares, which will reduce the net proceeds available to retire debt or acquire additional properties, which may result in reduced liquidity and profitability.
- The purchase and redemption price for shares of our common stock will be based on the NAV of each class of common stock and will not be based on any public trading market. Our NAV does not currently represent our enterprise value and may not accurately reflect the actual prices at which our assets could be liquidated on any given day, the value a third party would pay for all or substantially all of our shares, or the price that our shares would trade at on a national stock exchange. Furthermore, our board of directors may amend our NAV procedures from time to time.
- Some of our executive officers, directors and other key personnel are also officers, directors, managers, key personnel and/or holders of an ownership interest in the Advisor, our Dealer Manager, our property manager and/or other entities related to Dividend Capital Total Advisors Group LLC, our "Sponsor." As a result, they face conflicts of interest, including but not limited to conflicts arising from time constraints, allocation of investment opportunities and the fact that the fees the Advisor will receive for services rendered to us are based on our NAV, the procedures for which the Advisor assists our board of directors in developing, overseeing, implementing and coordinating.
- If we fail to maintain our status as a REIT, it would adversely affect our results of operations and our ability to make distributions to our stockholders.
- The amount of distributions we may make is uncertain. We may pay distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings or offering proceeds. The use of these sources for distributions would decrease the amount of cash we have available for new investments, share redemptions and other corporate purposes, and could reduce your overall return.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. In addition, the Attorney General of the State of New York has not passed on or endorsed the merits of this offering. Any representation to the contrary is unlawful. The use of forecasts in this offering is prohibited. Any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in our common stock is not permitted.

	Per Share (1)	Total Maximum Primary Offering (2)	Total Maximum Distribution Reinvestment Plan (2)	Total Maximum

Gross offering proceeds (3)			$	750,000,000	$ 250,000,000	$1,000,000,000
Public offering price, Class A shares	$	7.6382				
Public offering price, Class W shares	$	7.4091				
Public offering price, Class I shares	$	7.4091				
Selling commissions and primary dealer fee (3)(4)	$	0.0933	$	12,500,000	—	$ 12,500,000
Proceeds to us, before expenses (4)	$	7.3718	$	737,500,000	$ 250,000,000	$ 987,500,000

(1)   The price per share presented is based on the NAV as of August 28, 2015. The actual per share offering price for each class will equal the daily NAV per share for such class, plus, for Class A shares sold in the primary offering only, applicable selling commissions. On each business day, our NAV per share for each class is (1) posted on our website, *www.dividendcapitaldiversified.com*, and (2) made available on our toll-free, automated telephone line, (888) 310-9352.

(2)   We reserve the right to reallocate the offering amount between the primary offering and our distribution reinvestment plan.

(3)   Table assumes that 1/3 of primary offering gross proceeds come from sales of Class A shares, 1/3 of primary offering gross proceeds come from sales of Class W shares and 1/3 of primary offering gross proceeds come from sales of Class I shares, and that we pay the maximum 5.0% primary dealer fee on $100,000,000 in gross proceeds from sales of Class I shares in the primary offering. We pay selling commissions on Class A shares sold in the primary offering of up to 3.0% of the public offering price per share, which may be higher or lower due to rounding. Selling commissions may be reduced or eliminated to or for the account of certain categories of purchasers. Subject to Financial Industry Regulatory Authority, Inc., or FINRA, limitations on underwriting compensation, we pay our dealer manager (1) a dealer manager fee equal to 1/365th of 0.60% of our NAV per share for Class A shares and Class W shares for each day, (2) a dealer manager fee equal to 1/365th of 0.10% of our NAV per share for Class I shares for each day and (3) for Class A shares only, a distribution fee equal to 1/365th of 0.50% of our NAV per share for Class A shares for each day. We will continue paying such dealer manager fee and distribution fee until the earlier to occur of the following: (i) a listing of the class of such shares on a national securities exchange or (ii) such shares no longer being outstanding. See "Plan of Distribution."

(4)   The per share amount represents an average of all shares under the primary offering and distribution reinvestment plan based on the foregoing assumptions and the sale of the total maximum offering. There will be additional items of value paid by us in connection with this offering, which are viewed by FINRA as underwriting compensation. Payment of this additional underwriting compensation will reduce the proceeds to us, before expenses. See "Plan of Distribution."

The date of this prospectus is September 16, 2015

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could potentially reduce your overall return and adversely impact and dilute the value of your investment in shares of our common stock.

- We have experienced past annual net losses, as determined in accordance with GAAP, and may experience additional losses in the future which could adversely impact our NAV and our ability to conduct operations, make investments and pay distributions.

- Because the dealer manager fee and distribution fee are allocated on a class-specific basis and are borne by all holders of the applicable class, you will be allocated a share of class-specific expenses of our other offerings.

- Our NAV per share may suddenly change if the valuations of our properties materially change from prior valuations or the actual operating results materially differ from what we originally budgeted. For example, we regularly face lease expirations across our portfolio, and as we move further away from lease commencement toward the end of a lease term, the valuation of the underlying property generally will be expected to drop depending on the likelihood of a renewal or a new lease on similar terms.

Compensation to the Advisor and its Affiliates

The Advisor and its affiliates receive fees and reimbursements for services related to this offering and for the investment and management of our assets, subject to the review and approval of our independent directors. Set forth below is a summary of the fees and expenses we expect to pay these entities. The maximum amount that we may pay with respect to such fees and expenses is also set forth below, assuming the maximum gross proceeds from the primary offering and distribution reinvestment plan. See "The Advisor and the Advisory Agreement—Management Compensation" for a more detailed explanation of the fees and expenses payable to the Advisor and its affiliates.

The selling commissions listed below are effectively paid by purchasers of Class A shares in the primary offering at the time of purchase, because the purchase price of such shares is equal to the NAV per Class A share plus the selling commission, and such selling commissions therefore have no effect on our NAV. The dealer manager fee and the distribution fee listed below are allocated on a class-specific basis and differ for each class, even when the NAV of each class is the same. Such class-specific fees are generally expected to affect distributions of the applicable classes rather than the NAV per share of such classes. The other fees and expenses below, including the primary dealer fee, are not class-specific. Accordingly, they are allocated among all holders of Fund Interests ratably according to the NAV of their units or shares.

Because the dealer manager fee and distribution fee are allocated on a class-specific basis and are borne by all holders of the applicable class, you will be allocated a share of class-specific expenses of our other offerings. Even if the FINRA limitations on underwriting compensation are reached with respect to this offering, you will be allocated a share of class-specific expenses of our other offerings. Accordingly, with respect to the shares that you own, you should expect to be allocated the maximum dealer manager fee and distribution fee described below, for as long as you own your shares.

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SUMMARY OF COMPENSATION TO THE ADVISOR AND ITS AFFILIATES

Type of Compensation and Recipient	Description and Method of Computation	Maximum Amount
Selling Commission—the Dealer Manager	We pay the Dealer Manager selling commissions of up to 3.0% of the public offering price per Class A share. The actual selling commission expressed as a percentage of the public offering price per Class A share may be higher or lower than 3.0% due to rounding. Selling commissions may be waived at the direction of the Dealer Manager and may be reduced for volume purchases. Substantially all of the sales commissions are expected to be reallowed to third-party broker-dealers participating in this offering. We do not pay selling commissions with respect to purchases of Class W shares, Class I shares, shares of any class sold pursuant to our distribution reinvestment plan, or Class A shares sold through fee-based programs, also known as wrap accounts, or through investment advisers registered under the Investment Advisers Act of 1940 or applicable state law.	The actual amount will depend on the number of Class A shares sold, the NAV per share and the type of accounts that purchase shares. Aggregate selling commissions will equal $22,500,000 if we sell the maximum offering, assuming that all shares sold are Class A shares, the maximum selling commission is paid for each primary offering share and there is no reallocation of shares between our primary offering and our distribution reinvestment plan.
Dealer Manager Fee—the Dealer Manager	Subject to FINRA limitations on underwriting compensation, we pay the Dealer Manager a dealer manager fee that accrues daily in an amount equal to 1/365th of 0.60% of our NAV per share for each of our Class A and Class W shares and an amount equal to 1/365th of 0.10% of our NAV per share for our Class I shares for such day on a continuous basis from year to year. We will cease paying the dealer manager fee on the earlier to occur of the following: (i) a listing of the class of such shares on a national securities exchange or (ii) such shares no longer being outstanding. The Dealer Manager may reallow a portion of the dealer manager fee to participating broker-dealers that meet certain thresholds of our shares under management and certain other metrics and broker-dealers servicing investors' accounts, referred to as servicing broker-dealers. The dealer manager fee is payable monthly in arrears. The dealer manager fee is payable with respect to all Class A, Class W and Class I shares, including Class A, Class W and Class I shares issued under our distribution reinvestment plan. We do not pay a dealer manager fee with respect to Class E shares.	Actual amounts depend upon the number of shares of each class outstanding, our daily NAV and when shares are outstanding, and, therefore, cannot be determined at this time. The additional dealer manager fee with respect to shares sold in this offering will equal $6,000,000 per annum if we sell the maximum offering, assuming that all shares sold are Class W shares and that the NAV per Class W share remains the same throughout this offering.

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Type of Compensation and Recipient	Description and Method of Computation	Maximum Amount
Distribution Fee—the Dealer Manager	Subject to FINRA limitations on underwriting compensation, we pay the Dealer Manager a distribution fee with respect to our Class A shares only that accrues daily in an amount equal to 1/365th of 0.50% of the amount of our NAV per share for the Class A shares for such day on a continuous basis from year to year. We will cease paying the distribution fee on the earlier to occur of the following: (i) a listing of the class of such shares on a national securities exchange, (ii) or such shares no longer being outstanding. The Dealer Manager may reallow the distribution fee to participating broker-dealers and servicing broker-dealers. The distribution fee is payable monthly in arrears. The distribution fee is payable with respect to all Class A shares, including Class A shares issued under our distribution reinvestment plan. We do not pay a distribution fee with respect to Class E shares, Class W shares or Class I shares.	Actual amounts depend upon our daily NAV, the number of Class A shares outstanding and when shares are outstanding, and, therefore, cannot be determined at this time. The additional distribution fee with respect to shares sold in this offering will equal $4,887,500 per annum if we sell the maximum offering, assuming that all shares sold are Class A shares, that the NAV per Class A share remains the same throughout this offering and that there is no reallocation of shares between our primary offering and our distribution reinvestment plan.
Primary Dealer Fee—the Dealer Manager	We may pay to the Dealer Manager a primary dealer fee in the amount of up to 5.0% of the gross proceeds raised from the sale of Class I shares in the primary offering, provided that (i) the total gross proceeds raised with respect to which the primary dealer fee will apply may not exceed $100,000,000, subject to further increase by our board of directors, in its discretion; (ii) the primary dealer fee will only be paid with respect to sales made by participating broker-dealers specifically approved by us as being eligible; and (iii) the primary dealer fee will only be paid with respect to sales made at times approved by us. The Dealer Manager may reallow a portion of the primary dealer fee to the participating broker-dealers involved in selling such Class I shares based on the portion of the gross proceeds raised from their customers. The Dealer Manager will consider the primary dealer fee to be underwriting compensation. The primary dealer fee will be paid by us and will not be considered to be a class-specific expense. Accordingly, the expense will be allocated among all holders of Fund Interests ratably according to the NAV of their units or shares. Currently, the maximum primary dealer fee we will pay our Dealer Manager is $5 million, although in the future we may provide for additional primary dealer fee payments.	Actual amounts depend upon the proceeds raised from the sale of Class I shares in transactions that entitle our Dealer Manager to a primary dealer fee. The primary dealer fee will equal $5,000,000 if we pay the maximum 5.0% primary dealer fee on $100,000,000 in gross proceeds from sales of Class I shares in the primary offering.

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Type of Compensation and Recipient	Description and Method of Computation	Maximum Amount
Additional Underwriting Compensation—the Dealer Manager or the Advisor	We pay directly, or reimburse the Advisor and the Dealer Manager if they pay on our behalf, certain additional items of underwriting compensation described in "Plan of Distribution—Underwriting Compensation," including legal fees of the Dealer Manager, reimbursements for customary travel, lodging, meals and reasonable entertainment expenses of registered persons associated with the Dealer Manager, the cost of educational conferences held by us, including costs reimbursement for registered persons associated with the Dealer Manager and registered representatives of participating broker-dealers to attend educational conferences sponsored by us, attendance fees and costs reimbursement for registered persons associated with the Dealer Manager to attend seminars conducted by participating broker-dealers, and promotional items. In addition to this additional underwriting compensation, the Advisor may also pay the Dealer Manager additional amounts to fund certain of the Dealer Manager's costs and expenses related to the distribution of this offering, which will not be reimbursed by us, as described in "Plan of Distribution—Underwriting Compensation—Other Compensation." Also, the Dealer Manager may pay supplemental fees or commissions to participating broker-dealers and servicing broker-dealers with respect to Class I shares sold in the primary offering, which will not be reimbursed by us, as described in "Plan of Distribution—Underwriting Compensation—Supplemental Fees and Commissions."	We estimate our additional underwriting compensation expenses to be approximately $3,270,000 if we sell the maximum offering amount.
Issuer Organization and Offering Expense Reimbursement—the Advisor or its affiliates, including the Dealer Manager	We pay directly, or reimburse the Advisor and the Dealer Manager if they pay on our behalf, any organization and offering expenses (other than selling commissions, the dealer manager fee, distribution fee, the primary dealer fee, supplemental fees and commissions, and certain other amounts described in "Plan of Distribution—Underwriting Compensation—Other Compensation") as and when incurred. After the termination of the primary offering and again after termination of the offering under our distribution reinvestment plan, the Advisor has agreed to reimburse us to the extent that total cumulative organization and offering expenses (including selling commissions, the primary dealer fee, the dealer manager fee, the distribution fee and any additional underwriting compensation) that we incur exceed 15% of our gross proceeds from the applicable offering.	We estimate our issuer organization and offering expenses (which excludes underwriting compensation expenses, including selling commissions, the dealer manager fee, the distribution fee, the primary dealer fee, supplemental fees and commissions, the additional underwriting compensation described above and certain other amounts described in "Plan of Distribution—Underwriting Compensation—Other Compensation") to be approximately $9,566,300 if we sell the maximum offering amount.

2015 IPT Reallowance of Distribution Fees Paid Through 12/31/2015

Row Labels	Sum of Amount
AMERIPRISE FINANCIAL SERVICES, INC.	70,543
AMERITAS INVESTMENT CORP	43
ARVEST ASSET MANAGEMENT	1,260
ARVEST WEALTH MANAGEMENT	5,579
AXA ADVISORS AIP	2,794
BERTHEL FISHER & CO FINANCIAL SRVS	94
CAMBRIDGE INVESTMENT RESEARCH INC	1,783
COMMONWEALTH FINANCIAL NETWORK	5,982
ESSEX NATIONAL SECURITIES	1,480
FIRST FINANCIAL EQUITY CORP	7
GENEOS WEALTH MANAGEMENT	394
HARBOUR INVESTMENTS	130
HILLIARD LYONS - AIP	5,182
INDEPENDENT FINANCIAL GROUP LLC	49
INFINEX INVESTMENTS INC	1,051
INVEST FINANCIAL CORPORATION	890
INVESTACORP INC	204
INVESTMENT CENTERS OF AMERICA	264
INVESTMENT PLANNERS INC	8
INVESTMENT PROFESSIONALS INC	60
LINCOLN INVESTMENT PLANNING	191
LINSCO/PRIVATE LEDGER CORP -- AIP	33,673
NATIONAL PLANNING CORP	2,923
NFP ADVISOR SERVICES LLC	8,184
ONESCO EQUITY SALES CO	1,081
SIGNATOR INVESTORS	88
SII INVESTMENTS	2,590
STERNE AGEE FINANCIAL SERVICES	233
VOYA FINANCIAL ADVISORS INC	103
WAYNE HUMMER INVESTMENTS	347
WESTERN INTERNATIONAL	417
Grand Total	**147,624**

Broker Dealer	2015 DPF Marketing Support Paid Through 12/31/2015
FIRST FINANCIAL EQUITY CORP	294
INTEGRITY INVESTMENTS INC	3,957
NFP ADVISOR SERVICES LLC	4,932
RAYMOND JAMES ASSOCIATES INC	92,321
RAYMOND JAMES FINANCIAL SERVICES	120,367
US BANCORP INVESTMENTS, INC	3,978
VSR FINANCIAL SERVICES	2,815
KOVACK SECURITIES	116
WAYNE HUMMER INVESTMENTS	18
Total 2015 DPF Marketing Support Paid	**228,798**

424B3 1 d33984d424b3.htm 424B3

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Filed pursuant to 424(b)(3)
Registration No. 333-184126

$2,000,000,000 Maximum Offering
$2,000,000 Minimum Offering
$2,000 Minimum Purchase



INDUSTRIAL
PROPERTY TRUST

Industrial Property Trust Inc. was formed in 2012 to make investments in income producing real estate assets consisting primarily of high-quality distribution warehouses and other industrial properties that are leased to creditworthy corporate customers. We are externally managed by Industrial Property Advisors LLC, or the "Advisor." We believe we have been organized and have operated in a manner so as to qualify as a real estate investment trust, or "REIT," for U.S. federal income tax purposes, commencing with our taxable year that ended on December 31, 2013, and we intend to continue to operate in accordance with the requirements for qualification as a REIT. This is a best efforts offering, which means that Dividend Capital Securities LLC, or the "Dealer Manager," will use its best efforts but is not required to sell any specific amount of shares. This is a continuous offering that will end no later than July 24, 2016, unless further extended in accordance with federal securities laws. We have registered shares of our common stock that may be offered in any combination of the two classes of shares of our common stock: Class A shares and Class T shares. The offering price for the shares in the primary offering is $10.44 per Class A share and $9.83 per Class T share. The offering price was arbitrarily determined by our board of directors based on our estimated net asset value, or "NAV," as determined on August 13, 2015, plus any applicable per share up-front sales commissions, dealer manager fees and organization and offering expenses to be paid with respect to the Class A shares and the Class T shares. Subject to certain exceptions, you must initially invest at least $2,000 in shares of our common stock. As of August 3, 2015, we had raised gross proceeds of $549.9 million from the sale of 55.2 million shares of our common stock in this offering, which includes proceeds raised from the sale of shares through our distribution reinvestment plan. As of that date, 147.5 million shares remained available for sale pursuant to this offering, including 51.9 shares available for sale through our distribution reinvestment plan. Prior to the date of this prospectus, we had offered only unclassified shares of common stock. On or prior to the date of this prospectus, the outstanding shares of our common stock will be renamed as Class A shares. Shares are issued in book entry form only.

We are an "emerging growth company" under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in shares of our common stock involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See "Risk Factors" beginning on page 35. These risks include, among others:

- We have a limited operating history and there is no assurance that we will be able to achieve our investment objectives;
- We are subject to risks related to owning real estate, including changes in economic, demographic and real estate market conditions. Therefore, the amount of distributions we may pay to you in the future, if any, is uncertain, there is no guarantee of any return on your investment in us and you may lose the amount you invest;
- Because our charter does not require us to pursue a transaction to provide liquidity to our stockholders, there is no public trading market for shares of our common stock and there are limits on the ownership, transferability and redemption of shares of our common stock, which will significantly limit the liquidity of your investment, you must be prepared to hold your shares for an indefinite length of time;
- This is a blind pool offering; we have not identified specific investments to make with all of the proceeds of this offering. You will not have the opportunity to evaluate all of the investments we will make with the offering proceeds prior to purchasing shares of our common stock;
- We may change our investment policies without stockholder notice or consent, which could result in investments that are different from those described in this prospectus;
- This is a "best efforts" offering and if we are unable to raise substantial funds, then we will be more limited in our investments;
- Distributions have been and may continue to be paid from sources other than cash flows from operating activities, such as cash flows from financing activities, which may include net proceeds from primary shares sold in this offering and borrowings (including borrowings secured by our assets). Some or all of our future distributions may be paid from these sources as well as proceeds from the sales of assets, proceeds from the issuance of shares pursuant to our distribution reinvestment plan and cash resulting from a waiver or deferral of fees. There is no limit on distributions that may be made from these sources. To the extent we pay distributions from sources other than our cash flows from operating activities, we may have less funds available for the acquisition of properties, and your overall return may be reduced.
- We expect to compete with certain affiliates of direct or indirect owners of Industrial Property Advisors Group LLC, the parent of the Advisor and the sponsor of this offering, or the "Sponsor," for investments, and certain of those entities will have priority with respect to certain investment opportunities. The Advisor and its affiliates face conflicts of interest as a result of compensation arrangements, time constraints, competition for investments and for customers and the fact that we do not have arm's length agreements with the Advisor, Dividend Capital Property Management LLC, or the "Property Manager," or any other affiliates of the Sponsor, which could result in actions that are not in your best interests;
- If we terminate our agreement with the Advisor, we may be required to pay significant fees to the Sponsor, which will reduce cash available for distribution to you; and
- If we fail to qualify as a REIT, it would adversely affect our operations and our ability to make distributions to our stockholders.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. In addition, the Attorney General of the State of New York has not passed on or endorsed the merits of this offering. Any representation to the contrary is unlawful. The use of forecasts in this offering is prohibited. Any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in our common stock is not permitted.

	PRICE TO PUBLIC(1)		MAXIMUM COMMISSIONS AND EXPENSES(2)		PROCEEDS TO COMPANY(1)	
Primary Offering						
Per Class A Share of Common Stock	$	10.44(3)	$	1.2007	$	9.2400

Per Class T Share of Common Stock	$ 9.83(3)	$	0.5898	$	9.2400
Total Minimum(2)	$ 2,000,000	$	169,500	$	1,830,500
Total Maximum(2)	$ 1,500,000,000	$	127,125,000	$	1,372,875,000
Distribution Reinvestment Plan Offering					
Per Class A Share of Common Stock	$ 9.92(3)	$	0.1984	$	9.7203
Per Class T Share of Common Stock	$ 9.83(3)	$	0.1966	$	9.6332
Total Maximum	$ 500,000,000	$	10,000,000	$	490,000,000
Total Maximum Offering(2)	$ 2,000,000,000	$	137,125,000	$	1,862,875,000

(1) Assumes we sell $1.5 billion in the primary offering and $500.0 million pursuant to our distribution reinvestment plan.

(2) "Commissions" are the aggregate sales commissions and dealer manager fees to be paid from primary offering gross proceeds, applying the assumption that 45% of primary offering gross proceeds come from sales of Class A shares and 55% of primary offering gross proceeds come from sales of Class T shares. "Expenses" are the amounts reimbursed to the Advisor for paying other distribution-related costs and cumulative organization and offering expenses in the amount of up to $40.0 million, or 2.0% of aggregate gross offering proceeds from the sale of shares in the primary offering and the distribution reinvestment plan. In addition, these amounts do not include the 1.0% annual distribution fee payable on Class T shares purchased in the primary offering. See "Plan of Distribution" for additional information regarding underwriting compensation.

(3) These amounts have been rounded to the nearest whole cent throughout this prospectus and the actual per share offering prices for the Class A shares and Class T shares are $10.4407 and $9.8298, respectively, and the actual per share distribution reinvestment plan offering prices for the Class A shares and Class T shares are $9.9187 and $9.8298, respectively.

The date of this prospectus is August 19, 2015.

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stockholder would be able to realize the estimated NAV per share or the respective offering price per share if such stockholder attempts to sell his or her shares; (ii) a stockholder would ultimately realize distributions per share equal to the estimated NAV per share or the respective offering price per share upon our liquidation or sale; (iii) shares of our common stock would trade at the estimated NAV per share or the respective offering price per share on a national securities exchange; (iv) a third party would offer the estimated NAV per share or the respective offering price per share in an arm's-length transaction to purchase all or substantially all of our shares of common stock; or (v) the methodologies used to determine the estimated NAV per share would be acceptable to FINRA. In addition, we can make no claim as to whether the estimated NAV per share will or will not satisfy the applicable annual valuation requirements under ERISA and the Code with respect to employee benefit plans subject to ERISA and other retirement plans or accounts subject to Section 4975 of the Code that are investing in shares of our common stock.

Further, the estimated NAV per share and the offering prices per share were calculated as of a moment in time, and the value of our common shares will fluctuate over time as a result of, among other things, developments related to individual assets, acquisitions of additional assets, the sale of additional shares of our common stock, changes in the real estate and capital markets, sales of assets and payment of disposition fees and expenses in connection therewith, the distribution of sales proceeds to our stockholders and changes in corporate policies such as our distribution level relative to earnings. As a result, stockholders should not rely on the estimated NAV per share or the respective offering price per share as being an accurate measure of the then-current value of shares of our common stock in making a decision to buy or sell shares of our common stock, including whether to reinvest distributions by participating in our distribution reinvestment plan and whether to request redemption under our share redemption program. Notwithstanding, we are not obligated to redeem shares of our common stock under our share redemption program. Our board of directors may, in its sole discretion, amend, suspend, or terminate the share redemption program at any time if it determines that the funds available to fund the share redemption program are needed for other business or operational purposes or that amendment, suspension, or termination of the share redemption program is in the best interest of our stockholders.

Compensation Paid for Sales of Shares

Prior to the effective date of the post-effective amendment to the registration statement of which this prospectus forms a part, we will enter into a dealer manager agreement with our Dealer Manager which sets forth the following compensation arrangements in connection with this offering. We will not pay a referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of shares of our common stock.

Summary

The following table shows the sales commissions payable by us at the time you subscribe for shares in the primary offering with respect to each class of shares, which sales commissions are subject to a reduction in certain circumstances with respect to Class A shares as described below:

	Maximum up-front sales commission
Class A shares	7.0%
Class T shares	2.0%

The following table shows the fees we will pay to the Dealer Manager with respect to each class of shares:

	Class A	Class T
Dealer Manager Fee[1]	2.5%	2.0%
Distribution Fee[2]	None	1.0%

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_____

(1)   The dealer manager fee will be paid up-front by us at the time you subscribe for Class A shares and Class T shares in the primary offering. The dealer manager fee will not be paid on shares sold pursuant to our distribution reinvestment plan.

(2)   The ongoing distribution fee is presented on an annualized basis as a percentage of the current gross offering price of Class T shares in the primary offering, or if we are no longer offering shares in a public offering, the estimated per share value of Class T shares of our common stock. See "Distribution Fee" below for a description of how we calculate this fee and the circumstances under which we will cease paying this fee.

Sales Commission

Subject to the provisions for a reduction of the sales commission described below, we will pay the Dealer Manager a sales commission of up to 7.0% of the gross proceeds we raise from the sale of Class A shares in the primary offering and 2.0% of the gross proceeds we raise from the sale of Class T shares in the primary offering, all of which may be reallowed to participating broker dealers who are members of FINRA. We will not pay a sales commission on shares purchased pursuant to our distribution reinvestment plan.

Dealer Manager Fee

We will pay the Dealer Manager a dealer manager fee for managing and coordinating the offering, working with participating broker dealers and providing sales and marketing assistance, part of which may be reallowed to participating broker dealers. With respect to Class A shares, we will pay the Dealer Manager a dealer manager fee in the amount of up to 2.5% of the gross proceeds from the sale of Class A shares in the primary offering. With respect to Class T shares, we will pay the Dealer Manager a dealer manager fee in an amount of 2.0% of the gross proceeds from the sale of Class T shares in the primary offering. We will not pay a dealer manager fee on shares purchased pursuant to our distribution reinvestment plan.

The Dealer Manager, in its sole discretion, may use a portion of the dealer manager fee that it receives to pay a marketing support fee to participating broker dealers based upon consideration of prior or projected volume of sales, the amount of marketing assistance and level of marketing support provided by such participating broker dealer in the past and the level of marketing support to be provided in this offering.

Distribution Fee

With respect to Class T shares only, we will pay the Dealer Manager a distribution fee as additional compensation for selling shares in the offering and for ongoing stockholder services. The distribution fee will accrue daily and be paid monthly. The distribution fee will be calculated on outstanding Class T shares issued in the primary offering in an amount equal to 1.0% per annum of the (i) current gross offering price per Class T share or (ii) if we are no longer offering shares in a public offering, the estimated per share value of Class T shares of our common stock. If we are no longer offering shares in a public offering, but have not reported an estimated per share value subsequent to the termination of the offering, then the gross offering price in effect immediately prior to the termination of that offering will be deemed the estimated per share value for purposes of the prior sentence. If we report an estimated per share value prior to the termination of the offering, the distribution fee will continue to be calculated as a percentage of the current gross offering price per Class T share until we report an estimated per share value following the termination of the offering, at which point the distribution fee will be calculated based on the new estimated per share value. In the event the current gross offering price changes during the offering or an estimated per share value reported after termination of the offering changes, the distribution fee will change immediately with respect to all outstanding Class T shares issued in the primary offering, and will be calculated based on the new gross offering price or the new estimated per share value, without regard to the actual price at which a particular Class T share was issued. The distribution fee will be payable monthly in arrears and will be paid on a continuous basis from year to year. We will not pay a distribution fee on Class A shares. The distributions paid with respect to all outstanding Class T shares will be reduced by the distribution fees calculated with respect to Class T shares issued in the primary offering and all Class T shares will receive the same per share distribution.

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We will cease paying distribution fees with respect to each Class T share on the earliest to occur of the following: (i) a listing of shares of our common stock on a national securities exchange; (ii) such Class T share no longer being outstanding; (iii) the Dealer Manager's determination that total underwriting compensation from all sources, including dealer manager fees, sales commissions, distribution fees and any other underwriting compensation paid to participating broker dealers with respect to all Class A shares and Class T shares would be in excess of 10% of the gross proceeds of the primary portion of this offering; or (iv) the end of the month in which the transfer agent, on behalf of the Company, determines that total underwriting compensation, including dealer manager fees, sales commissions, and distribution fees with respect to the Class T shares held by a stockholder within his or her particular account, would be in excess of 10% of the total gross investment amount at the time of purchase of the primary Class T shares held in such account. All Class T shares will automatically convert into Class A shares upon a listing of shares of our common stock on a national securities exchange. With respect to item (iv) above, all of the Class T shares held in a stockholder's account will automatically convert into Class A shares as of the last calendar day of the month in which the 10% limit on a particular account was reached. Stockholders will receive a transaction confirmation from the transfer agent, on behalf of the Company, that their Class T shares have been converted into Class A shares. With respect to the conversion of Class T shares into Class A shares, each Class T share will convert into an amount of Class A shares based on the respective net asset value per share for each class. We currently expect that the conversion will be on a one-for-one basis, as we expect the net asset value per share of each Class A share and Class T share to be the same, except in the unlikely event that the distribution fees payable by us exceed the amount otherwise available for distribution to holders of Class T shares in a particular period (prior to the deduction of the distribution fees), in which case the excess will be accrued as a reduction to the net asset value per share of each Class T share. See "Description of Capital Stock—Distributions." Assuming a constant gross offering price or estimated per share value of $9.83 and assuming none of the shares purchased were redeemed or otherwise disposed of or converted prior to the 10% limit being reached, we expect that with respect to a one-time $10,000 investment in Class T shares, approximately $550 in distribution fees will be paid to the Dealer Manager over approximately 5.5 years. For further clarity, if an investor purchased one Class T share, assuming a constant gross offering price or estimated per share value of $9.83, an investor would pay approximately $0.54 in distribution fees to the Dealer Manager over approximately 5.5 years.

If we redeem a portion, but not all of the Class T shares held in a stockholder's account, the total underwriting compensation limit and amount of underwriting compensation previously paid will be prorated between the Class T shares that were redeemed and those Class T shares that were retained in the account. Likewise, if a portion of the Class T shares in a stockholder's account is sold or otherwise transferred in a secondary transaction, the total underwriting compensation limit and amount of underwriting compensation previously paid will be prorated between the Class T shares that were transferred and the Class T shares that were retained in the account.

All or a portion of the distribution fee may be reallowed or advanced by the Dealer Manager to participating broker dealers or broker dealers servicing accounts of investors who own Class T shares, referred to as servicing broker dealers.

Other Compensation

We will also pay the Advisor up to 2.0% of the aggregate gross offering proceeds from the sale of Class A shares and Class T shares in our public offerings, including shares issued pursuant to our distribution reinvestment plan, to reimburse the Advisor for paying the cumulative organization expenses and expenses of our public offerings, including legal, accounting, printing and other expenses related to the distribution of our offerings, and for paying to the Dealer Manager, participating broker dealers and servicing broker dealers expense reimbursements, marketing support fees, and bona fide due diligence expense reimbursements, as described below, but only to the extent that the Advisor has paid such expenses. The Advisor or an affiliate of the Advisor will be responsible for such cumulative organization and offering expenses of our public offerings to the extent that the total of such cumulative expenses exceeds this 2.0% organization and offering expense reimbursement from our public offerings, without recourse against or reimbursement by us.

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From the 2.0% organization and offering expense reimbursement, the Advisor will pay up to 0.5% of the gross offering proceeds we raise from the sale of Class A shares and Class T shares in the primary offering (which is equivalent to 0.4% of the aggregate gross offering proceeds from the sale of shares in the primary offering and our distribution reinvestment plan) to reimburse the Dealer Manager, participating broker dealers and servicing broker dealers on a non-accountable basis for their out-of-pocket expenses related to the distribution of the offering, including fees and costs associated with attending or sponsoring conferences. The non-accountable expense reimbursement will be deemed additional underwriting compensation. From the 0.5% non-accountable expense reimbursement or the dealer manager fee paid to the Dealer Manager, the Dealer Manager, in its sole discretion, may approve the payment of a marketing support fee to participating broker dealers based upon consideration of prior or projected volume of sales, the amount of marketing assistance and level of marketing support provided by such participating broker dealer in the past and the level of marketing support to be provided in this offering. Further, pursuant to selected dealer agreements with Ameriprise Financial Services, Inc. and LPL Financial LLC, which we refer to respectively as Ameriprise Financial and LPL, and subject to applicable FINRA limitations, the Dealer Manager has agreed to reimburse Ameriprise Financial and LPL for technology costs and expenses associated with the offering and costs and expenses associated with the facilitation of the marketing and ownership of our shares by their respective customers. These Ameriprise Financial and LPL technology costs and expenses will be paid from the Advisor's 0.5% non-accountable expense reimbursement or the Dealer Manager fee. The Advisor will use the remainder of the 2.0% organization and offering expense reimbursement to pay the other cumulative organization and offering expenses of our offerings, as described above.

In addition, the Advisor may determine, in its sole discretion, to reimburse the Dealer Manager, participating broker dealers and servicing broker dealers for these expenses, as well as for marketing support fees in excess of the 0.5% non-accountable expense reimbursement described above. However, the Advisor will not pay or reimburse any of these expenses to the extent such payment would cause total underwriting compensation to exceed 10.0% of the gross proceeds of the primary offering as of the termination of the offering, as required by the rules of FINRA. If the Advisor determines to make any such payments, we will not be obligated to reimburse the Advisor for any of these amounts, except if and to the extent that the Advisor has not been reimbursed for the entire 2.0% organization and offering expense reimbursement that the Advisor is otherwise entitled to receive.

Under FINRA rules, the aggregate of all compensation payable to FINRA members participating in this offering (including any servicing broker dealers) will not exceed 10.0% of gross offering proceeds we raise from the sale of shares in the primary offering, including the sales commissions, distribution fees, dealer manager fees and reimbursement of the Dealer Manager's, participating broker dealers' and servicing broker dealers' expenses and the marketing support fee (except for reimbursement of bona fide due diligence expenses as described below). The Dealer Manager will monitor the aggregate amount of underwriting compensation that we pay in connection with this offering in order to ensure we comply with the underwriting compensation limits of applicable FINRA rules described above. No underwriting compensation will be paid in connection with shares purchased pursuant to the distribution reinvestment plan.

In order to show the estimated maximum underwriting compensation payable in connection with this offering, the following table assumes that we sell all $1.5 billion in shares of our common stock in the primary offering, that all shares sold are Class A shares, and that all Class A shares are sold with the highest possible 7.0% sales commission:

	Per Share	%	Maximum Amount
Public Offering Price per Class A share	$ 10.44	—	$ 1,500,000,000
Dealer Manager Fee	$ 0.26	2.5%	$ 37,500,000
Participating Broker Dealer Commission	$ 0.73	7.0%	$ 105,000,000
Marketing Support Fee/Expenses*	$ 0.05	0.5%	$ 7,500,000
Total Fees, Commissions, and Expenses**	$ 1.04	10.0%	$ 150,000,000

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*   Includes the marketing support fee and reimbursement of out-of-pocket expenses that may be paid by the Advisor. Also includes payments by the Advisor and affiliates of the Advisor to the Dealer Manager for salaries and bonuses of certain employees of the Dealer Manager while participating in this offering.

**   The Dealer Manager, participating broker dealers and servicing broker dealers may also be reimbursed for bona fide due diligence expenses.

The bona fide due diligence expenses of the Dealer Manager, participating broker dealers and servicing broker dealers that are included in the organization and offering expenses may include legal fees, travel, lodging, meals and other reasonable out-of-pocket expenses incurred by participating dealers, servicing broker dealers and their personnel when visiting our office to verify information related to us and this offering and, in some cases, reimbursement of the allocable share of out-of-pocket internal due diligence personnel of the participating dealer or servicing broker dealer conducting due diligence on the offering. Reimbursement of bona fide due diligence expenses is contingent upon the receipt by the Dealer Manager of an invoice or a similar such itemized statement from the participating broker dealers or servicing broker dealers that demonstrates the actual due diligence expenses incurred by that broker dealer. Subject to certain limitations in our agreements, we have agreed to indemnify the Dealer Manager and participating broker dealers and the Dealer Manager and participating broker dealers have agreed to severally indemnify us, our officers and our directors against certain liabilities in connection with this offering, including liabilities arising under the Securities Act. In addition, in connection with selected dealer agreements entered into between the Dealer Manager and each of Investment Centers of America, Inc., INVEST Financial Corporation, National Planning Corporation, and SII Investments, Inc., the Sponsor has agreed to indemnify each of the broker dealers and we have agreed to reimburse the Sponsor for any amounts it is required to pay to the broker dealers concerning these matters. However, the SEC and some state securities commissions take the position that indemnification against liabilities arising under the Securities Act is against public policy and is unenforceable. See discussion below of our indemnification obligations pursuant to the selected dealer agreement that we entered into with Ameriprise Financial.

The broker dealers participating in the offering of shares of our common stock are not obligated to obtain any subscriptions on our behalf, and we cannot assure you that any shares of common stock will be sold.

Volume Discounts (Class A Shares Only)

As noted above, we generally will pay to the Dealer Manager a sales commission equal to 7.0% of the gross proceeds from the sales of Class A shares in our primary offering. We are offering volume discounts to investors who purchase $500,001 or more in Class A shares from the same broker dealer, whether in a single purchase or as the result of multiple purchases. In order to qualify for a particular volume discount as the result of multiple purchases of shares, all such purchases must be made by an individual or entity with the same social security number or taxpayer identification number, as applicable; provided, that, purchases by an individual investor and his or her spouse living in the same household may also be combined for purposes of determining the applicable volume discount. The sales commission we will pay in respect of purchases of $500,001 or more will be reduced with respect to the dollar volume of the purchase in excess of that amount. Volume discounts reduce the effective purchase price per share of Class A common stock, allowing large volume purchasers to acquire more shares with their investment than would be possible if the full sales commission was paid. Any reduction in the amount of the sales commissions as a result of volume discounts received will be credited to the investor in the form of the issuance of additional shares. The net offering proceeds we receive will not be affected by any such reduction of sales commissions. The Dealer Manager and any participating broker dealers and their registered representatives will be responsible for the proper implementation of any applicable volume discounts.

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KPMG LLP
Suite 800
1225 17th Street
Denver, CO 80202-5598

Report of Independent Registered Public Accounting Firm

The Member
Dividend Capital Securities LLC:

We have reviewed management's statements, included in the accompanying Dividend Capital Securities LLC Exemption Report (the Exemption Report), in which (1) Dividend Capital Securities LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k):(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Denver, Colorado
February 22, 2016

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)
Dividend Capital Securities LLC Exemption Report

Year ended December 31, 2015

Dividend Capital Securities LLC (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) and the Company met the exemption provision throughout the most recent fiscal year January 1, 2015 to December 31, 2015 without exception.

Dividend Capital Securities LLC

By:

Charles Murray, President

February 22, 2016